

December 2, 2011

<u>Via E-mail</u>

Thomas B. Mangas , CFO
Armstrong World Industries, Inc.
P. O. Box 3001
Lancaster, Pennsylvania 17604

      Re: **Armstrong World Industries, Inc.**
             File No. 1-02116
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 28, 2011

Dear Mr. Mangas:

      We have reviewed your letter dated December 2, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 8, page 38</u>

1. On page 10 of your Form 10-K, you present a risk factor warning investors that your 2010 leveraged recapitalization "resulted in a substantial amount of indebtedness which may adversely affect our cash flow and our ability to operate our business, comply with debt covenants, make payments on our indebtedness and declare dividends on our capital stock." On page 11, you further state that your debt agreements restrict your ability to "pay dividends on or make other distributions in respect of our or our restricted subsidiaries' capital stock or redeem, repurchase or retire our or our restricted subsidiaries' capital stock or subordinated debt or make certain other restricted payments." Then on page 13 you reference "potential restrictions on repatriating profits to the U.S." Your November 23, 2010 Form 8-K even specifically states that your Credit Facility contains covenants that "create restrictions on the payment of dividends or other amounts to the Company from its subsidiaries." An investor may reasonably understand that the objective of these disclosures is to communicate the existence of restrictions which materially impact the ability of your subsidiaries to transfer funds to the Parent. In light of your substantial leverage and your prior Chapter 11 petition, the exact nature of such restrictions and their impact on your liquidity would appear to be material information. In our prior letter, we advised you that your disclosures appear inconsistent with your exclusion of the Parent-only financial statements outlined in Article 5-04 of Regulation S-X. In your response, you do not explain how your disclosures are consistent

with your conclusion that none of your net assets are restricted. Further, it does not appear that you intend to revise your future disclosures to clarify for investors how the restrictions cited in your filing actually impact your ability to transfer funds. Please provide us with a specific explanation of the restrictions cited in your filings and clarify for us how these restrictions are consistent with your conclusion that none of your net assets are restricted as defined by Rule 4-08(e)(3) of Regulation S-X. In addition, please provide us with a draft disclosure that you intend to provide in your impending Form 10-K that effectively clarifies this issue for investors and that reflects an understanding of the concerns expressed in Section 501.09.b of the Financial Reporting Codification. We may have further comment.

Note 16, page 63

2. In our prior letter, we observed that your existing disclosures do not enable an investor to fully understand why your domestic pre-tax income increased $154.4 million in 2010 whereas your foreign pre-tax loss increased by $16.8 million. We note that domestic pre-tax earnings rose even after the adjustment for foreign dividends. However based on your response, we understand that you do not intend to revise your future MD&A disclosures to address and explain these divergent earnings trends. As we previously observed, the existing disclosures address relevant geographic trends but do not specifically correlate these factors with the actual domestic vs. foreign operating results disclosed in Note 16. There is a concern that absent a disclosure that specifically explains these divergent trends, investors may not be fully informed about the extent to which specific business, competitive, and economic factors have adversely impacted the historical operating results of your foreign operations. In addition, a failure to revise your disclosures may prevent an investor from understanding whether management views the increased foreign losses as indicative of a recurring trend. Please see the guidance in Section 501.12.b of the Financial Reporting Codification and provide us with a draft disclosure that you intend to provide in your impending Form 10-K that effectively addresses these concerns.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief